Free Writing Prospectus Dated February 18, 2020

Filed Pursuant to Rule 433

Registration No. 333-236013

Relating to the Preliminary Prospectus Supplement

Dated February 14, 2020 to the Prospectus Dated February 6, 2020

Allowance of Patent

Tiziana Life Sciences plc received notification from the United States Patent and Trademark office that the patent application on “Oral formulation of ant-CD3 antibody” has been examined and it is allowed for issuance as a patent. This is an important patent on Tiziana’s core technology for use of oral administration of anti-CD3 mAbs for treatment of cancer, autoimmune and inflammatory diseases, including Crohn’s Disease and non-alcoholic steatohepatis (NASH). This patent also covers the use of oral formulation of anti-CD3 mAb administered either alone or in combination with other anti-inflammatory drugs or drug candidates. In addition, this patent also covers formulation technology, dosing regimen and a variety of disease indications.

Tiziana Life Sciences plc has filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus (including the risk factors described therein) and other documents Tiziana has filed with the SEC for more complete information about the offering.

You may access these documents for free by visiting EDGAR on the SEC web site http://www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the accompanying prospectus relating to the securities being offered may be obtained from ThinkEquity, a division of Fordham Financial Management Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, or by email at prospectus@think-equity.com. The preliminary prospectus supplement dated February 14, 2020 is available on the SEC web site at http://www.sec.gov.